March 31, 2011

Board of Directors
Berkshire Income Realty, Inc.
One Beacon Street
Suite 1500
Boston, MA 02108

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and issued our report thereon dated March 31, 2011.  Note 5 to the financial statements describes a change in accounting principle from recognizing the Company's share of earnings of its investment in Multifamily Venture Limited Partnership on a three month reporting lag to recognizing the Company's share of earnings of its investment in Multifamily Venture Limited Partnership concurrently with the Company's reporting period.  It should be understood that the preferability of one acceptable method of accounting over another for accounting for the Company's investment in Multifamily Venture Limited Partnership on a reporting lag or concurrently with the Company's reporting period has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable.  Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP